March 11, 2011

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Dental Partners, Inc. (the “Company,” “we” or “us”)

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 12, 2010

File No. 0-23363

Dear Mr. Reynolds:

We have received your letter dated February 25, 2010 regarding the above referenced filing. Please find our responses to your comments below.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, each of your original comments appears in bold text, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 29

Financial Presentation of Litigation Settlement, page 29

1.	We note in your response to comment seven of our letter dated December 13, 2010 that your pro forma non-GAAP effective tax rates for 2007 and 2008 differ from your actual GAAP effective tax rates for those years, as you exclude the state tax treatment of items related to the outcome of litigation and its associated settlement. However, we noted that your GAAP effective tax rate for 2007 was lower than your pro-forma non-GAAP taxes while your GAAP effective tax rate was higher than the non-GAAP rate for 2008. Please quantify for us the impact on your GAAP and non-GAAP effective tax rates for 2007 and 2008 as a result of the litigation settlement expense (2007) and gain related to litigation settlement (2008). Also reconcile for us the differences between your GAAP and non-GAAP effective tax rates for both years.

The Company’s Response:

On December 26, 2007, we entered into a settlement agreement with respect to the litigation between us, PDHC Ltd., one of our Minnesota subsidiaries, and PDG, P.A. (“PDG”). Under the terms of the settlement agreement, we transferred the leases and operating assets of 25 dental facilities and Park Dental trade name to PDG, effective February 29, 2008. The parties also entered into a transition services agreement. Under the transition services agreement, we would provide management services to PDG for a period of up to nine months commencing on January 1, 2008, and receive a service fee in the amount of $19,000,000. The settlement was accounted for as a contingency in fiscal 2007 since the settlement was subject to approval by our senior secured lenders and a disposal of assets in fiscal 2008 when required approvals to the settlement were received and the definitive agreement for the settlement was effected.

In 2007, we accrued a net loss of $26,787,000, composed of a loss contingency with respect to the PDG settlement of $36,734,000, partially offset by earnings from PDG for management services of $9,947,000. The loss contingency consisted of: (i) $39,968,000, representing the estimated fair value, using discounted cash flows, of the operating assets to be transferred to PDG, offset by (ii) $9,000,000 of the service fee to be paid to us by PDG, which represented the amount deemed in excess of the fair market value of the management services that were to be provided, plus (iii) $2,035,000 representing accounts receivable due from PDG that we reserved as part of the settlement agreement and (iv) $3,731,000 of professional fees we incurred as a result of the litigation.

The table below outlines (i) the impact that these transactions had on our 2007 GAAP results and (ii) our non-GAAP pro forma results, excluding the effect of these transactions:

Reconciliation - GAAP to Non-GAAP taxes

(in thousands)

	GAAP Results	Litigation Adjustments	Non-GAAP Results

Earnings (losses) before income taxes	($11,997)	$26,787	$14,790

Federal consolidated taxes	(4,151)	8,986	4,835
Consolidated rate reconciliation	34.6%	-1.9%	32.7%
Tax effect of adjustments		33.5%

State consolidated taxes	(130)	1,096	966
Consolidated rate reconciliation	1.1%	5.4%	6.5%
Tax effect of adjustments		4.1%

Total taxes:	(4,281)	10,082	5,801
Total rate reconciliation	35.7%	3.5%	39.2%
Total tax effect of adjustments		37.6%

Net earnings (losses)	($7,716)	$16,705	$8,989

On February 29, 2008, under the terms of a definitive settlement agreement, we transferred the operating assets of 25 dental facilities and realized a net gain with respect to the PDG settlement of $38,664,000 comprised of: (i) $30,763,000, which represented the fair value of the assets transferred in excess of their book value, (ii) insurance proceeds of $1,002,000 received for professional fees, (iii) professional fees and other expenses associated with the litigation of $1,103,000, and (iv) $8,002,000 of earnings from PDG for transition management services.

The table below outlines the impact that these transactions had on our 2008 GAAP results and the non-GAAP pro forma results, excluding the effect of these transactions:

Reconciliation - GAAP to Non-GAAP taxes

(in thousands)

	GAAP Results	Litigation Adjustments	Non-GAAP Results

Earnings (losses) before income taxes	$49,997	($38,664)	$11,333

Federal consolidated taxes	16,058	(12,709)	3,349
Consolidated rate reconciliation	32.1%	-2.5%	29.6%
Tax effect of adjustments		32.9%

State consolidated taxes	3,187	(2,367)	820
Consolidated rate reconciliation	6.4%	0.8%	7.2%
Tax effect of adjustments		6.12%

Total taxes:	19,245	(15,076)	4,169
Total rate reconciliation	38.5%	-1.7%	36.8%
Total tax effect of adjustments		39.0%

Net earnings (losses)	$30,752	($23,588)	$7,164

In 2007 and 2008, we filed a consolidated federal tax return and state tax returns in 18 states. Because the states have different statutory rates, and varying treatments of income and deductions, our consolidated effective tax rate reflected a blend of these results. In 2007, we recognized a loss of $26,787,000 relating to the litigation settlement, but we were not able to allocate this loss to all states in which we file a tax return. This resulted in less than a full offset against current state taxes. In 2008, the GAAP effective tax rate was higher than the Non-GAAP effective tax rate as the $38,664,000 litigation gain diminished the effect permanent items had on the overall effective tax rate.

2.	We note your response to comment eight of our letter dated December 13, 2010. We further note in your response to comment nine that you will provide the non-GAAP measures net earnings and net earnings per share in future annual and interim Exchange Act reports. Please confirm that you will provide all required non-GAAP disclosures for these measures in your future Exchange Act reports, including how the measures are used and how the tax effect was calculated, and provide us with your proposed future disclosure based on information for the fiscal year ended December 31, 2009.

The Company’s Response:

We confirm that we will provide all required non-GAAP disclosures in all future Exchange Act reports, including how the measures are used and a discussion of how the tax effect was calculated for the periods presented. Our proposed disclosure based on information for the fiscal year ended December 31, 2009 is as follows:

Non-GAAP Measures

We believe non-GAAP financial measures, such as adjusted net earnings and adjusted net earnings excluding service agreement amortization, are important financial measures for understanding our financial performance. Expenses related to our debt refinancing and professional fees related to our acquisitions have been presented separately and excluded from our adjusted net earnings, a non-GAAP financial measure, due to their magnitude and the fact they are not part of our ongoing operations. We record on our balance sheet definite-lived intangible assets related to service agreements and accordingly we recognize significant non-cash amortization expense. Amortization expense of intangible assets related to service agreements with the affiliated practices is presented separately and excluded from our adjusted net earnings excluding service agreement amortization, a non-GAAP financial measure, due to its magnitude and non-cash impact on our ongoing operations and because, unlike depreciation of our dental facilities, requires no recurring capital investment. Management does not consider adjusted net earnings excluding service agreement amortization in evaluating our financial condition or operating performance. This non-GAAP measure is provided based on a previous request from certain of our stockholders.

The primary limitation associated with our use of non-GAAP measures is that these measures may not be directly comparable to the amounts reported by other companies. We compensate for this limitation by providing the following reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures.

Year Ended December 31, 2009 Non-GAAP

Net earnings (as reported)	$7,729
Add: Write-off of expenses associated with debt refinancing, net of tax (a)	596
Add: Expenses associated with Christie Dental acquisition, net of tax (a)	338

Adjusted net earnings	8,663
Add: Amortization of service agreements, net of tax (a)	5,509

Adjusted net earnings excluding service agreement amortization	$14,172

Weighted average diluted shares outstanding	14,155
Diluted adjusted net earnings per share	$0.61

Diluted adjusted net earnings excluding service agreement amortization per share	$1.00

(a)	Tax effect calculated using our consolidated tax rate.

Critical Accounting Policies and Estimates, page 39

Valuation of Accounts Receivable, page 39

3.	We note your response to comment 11 of our letter dated December 13, 2010. Please provide us with the text of your proposed future disclosure to clarify billing, collections and doubtful accounts.

The Company’s Response:

We will provide the following additional disclosure in “Valuation of Accounts Receivable of Critical Accounting Policies and Estimates” in future filings:

Under the terms of the service agreements, we bill patients and third-party payors on behalf of the affiliated practices, and we also collect payments from patients and third-party payors on behalf of the affiliated practices. In connection with the billing and collection services provided by us, the affiliated practices appoint us as their exclusive agents. Accordingly, we act as an agent on behalf of the affiliated practices for billing and collection services, but we do not assume from the affiliated practices the risk of loss of their uncollectable accounts.

Goodwill and Intangible Assets, page 40

4.	We note in your response to comment 10 of our letter dated December 13, 2010 that transactions not qualifying as a business combination typically lack the established processes, systems and management and would not qualify as a dental practice management business or management service organization. Please advise us of the following:

a.	explain to us in further detail how you considered the definition of a business in EITF 98-3 (prior to the adoption of SFAS 141R), and the FASB ASC Master Glossary and FASB ASC 805-10-55-4 to 55-9 (subsequent the adoption of SFAS 141R) to arrive at your conclusion that certain dental practices were not businesses;

b.	tell us whether these dental practices had inputs, processes applied to those inputs, and outputs used to generate revenues at the time of your acquisitions; and

c.	provide us with a list of your asset acquisitions in fiscal 2007-2009, including a description of the dental practice acquired and the cost of the acquisition.

The Company’s Response:

We are a provider of business services to dentists, and we are not, and our intention is not to be, a provider of dental care to patients. Although some management service organizations (“MSOs”) servicing the medical and dental professions will employ a structure in which the MSO controls the professional companies that employ licensed professionals through a series of contractual agreements with the shareholder(s) of the professional companies and the MSO will characterize itself as a provider of care, that is not the business model we employ except in the case of Arizona Tooth Doctor where we employ the dentists.

As a provider of business services in the dental industry, stated simply we provide dental facilities, support staff and administrative and management services to professional companies that employ dentists. The professional companies are owned by dentists, and they employ dentists, contract with insurance companies, provide care to patients and maintain custody of patient records. The illustration below reflects the primary assets of our wholly-owned MSOs and the doctor-owned professional companies with which we are affiliated through service agreements.

At the time we enter into a transaction to acquire assets from one or more sellers, we determine whether, as a result of such transaction, we are acquiring a business, specifically an MSO. If we determine that we are acquiring such a business, then we account for the transaction as a business combination pursuant to ASC 805-10-55-4 to 55-9. If we determine that we are not acquiring such a business, then we account for the transaction as an acquisition of assets pursuant to ASC 805-10-25-1, 805-10-20 and 805-10-55-4.

Accordingly, to clarify the Commission’s comment in 4(a) and 4(b), we did conclude that certain acquisitions were not businesses, pursuant to EITF 98-3 (prior to the adoption of SFAS 141R) and ASC 805-10-55-4 to 55-9 (subsequent to adoption of SFAS 141R). The adoption of SFAS 141R, from a practical perspective, did not change our conclusions with respect to whether we were acquiring a business. In our analysis we did not evaluate the inputs, processes and outputs that generated patient revenue (the clinical assets that we do not acquire), but instead we evaluated whether the assets we were acquiring generated or could generate management service revenue.

During fiscal years 2007-2009, two transactions we consummated were accounted for as business combinations. In September 2007, we acquired Metropolitan Dental Holdings, Inc. (“Metro Dental”), an MSO that provided management services to a dental practice operating out of 34 dental facilities, and in December 2008 we acquired assets from Christie Dental Partners, Inc. (“Christie Dental”), an MSO that provided management services to a dental practice operating out of 27 dental facilities. We assessed the assets we acquired to determine the accounting treatment for these two transactions. We considered the inputs, processes and outputs that we were acquiring. Our assessment was as follows:

Inputs

We acquired management companies that provided management services to multiple practices. The assets of these management companies included furniture, equipment, inventory, office and dental supplies, certain contracts (including lease contracts), certain permits necessary to conduct business and prepaid expenses, and we assumed the employment of non-clinical employees of 34 dental facilities and an administrative facility at Metro Dental and 27 dental facilities and an administrative facility at Christie Dental. We did not acquire the clinical inputs, including patient records, contracts with patients, employment and other contracts with dentists, accounts receivable of the affiliated practice, and cash and cash equivalents of Northland Dental Partners, PLC, the affiliated dental practice at Metro Dental, and Christie Dental Practice Group, P.L. , the affiliated practice at Christie Dental.

Processes

We acquired the non-clinical practice management processes that included patient scheduling, billing and collection, accounting, purchasing, marketing, facilities development, recruiting, payroll, benefits and human resources and facilities development and related software systems utilized by the professionals responsible for these management processes. Metro Dental’s MSO employed 40 administrative and managerial professionals and Christie Dental’s MSO employed 13 administrative and managerial professionals.

Outputs

The output is the service fees we may earn, representing the value created from applying or making available our inputs and applying our processes to the affiliated practices through service agreements.

Based on our assessment of the inputs and processes that we acquired in the Metro Dental and Christie Dental transactions, we determined that we acquired businesses and accordingly accounted for those transactions as business combinations.

During fiscal years 2007-2009, 24 transactions we consummated were accounted for as acquisitions of assets. These transactions are listed in the schedule prepared in response to comment 4(c), and provided supplementally to the staff. We assessed the assets we acquired to determine the accounting treatment for these transactions. We considered the inputs, processes and outputs that we were acquiring. These transactions were similar in nature and our assessment of all 24 was generally as follows:

Inputs

We acquired furniture, equipment, inventory, office and dental supplies, certain contracts (including lease contracts in 21 of the transactions), certain permits necessary to conduct business, prepaid expenses and assumed the employment of non-clinical employees of dental practices that ranged in size from one dental facility (22 of the transactions) to four dental facilities (2 of the transactions). We did not acquire the clinical inputs, including patient records of the dental practice, contracts with patients, employment and other contracts with dentists, accounts receivable of the dental practice, and cash and cash equivalents of the dental practice. In 22 of these transactions, the sellers contributed these clinical inputs to an existing dental practice that was affiliated with us through an existing service agreement, and in 2 of these transactions, we entered into a new service agreement.

Processes

In these transactions, we did not acquire or did not maintain any processes to be applied to inputs that had the ability to create outputs. Typically, many or all of the management processes were the responsibility of and resident with the selling dentist(s), and they entered into transactions with us as they wanted to relieve themselves of the burden of these processes or realized that our processes were superior to theirs. As such, we instituted or implemented the processes of our existing MSOs at the dental facilities in support of the affiliated practices.

Outputs

The assets we acquired when applied with our existing processes created service fees. Without our existing processes and without an affiliated practice, the acquired inputs would not generate a service fee.

Based on our assessment of the inputs and processes that we acquired in these 24 transactions, we determined that we did not acquire businesses and accordingly did not account for these transactions as business combinations.

In response to comment 4(c), we have supplementally provided to the staff a spreadsheet of our acquisitions in fiscal years 2007-2009, including a description of each transaction and the purchase price we paid for the assets.

Item 8. Financial Statements and Supplementary Data, page 45

Notes to Consolidated Financial Statements, page 52

(2) Basis of Presentation, page 52

5.	We note in your response to comments one, two, and fifteen of our letter dated December 13, 2010 that you do not assume responsibility or any risk of loss for uncollectible accounts, and that the owners of the affiliated practices bear the risk of loss and you have no contractual obligation to absorb any losses of the affiliated practices. We further note in your response to comment 11 that should there be an adjustment to accounts receivable due to a change in estimate that has already been contemplated at the facility level, the impact could potentially be a reduction or increase in the service fee payable to you in such subsequent period and a reduction or increase in the amounts receivable due to you from the affiliated practice. Please further explain to us how you do not assume responsibility or any risk of loss for uncollectible accounts. In this regard, it appears to us that the service fee payable to you by the affiliates is reduced for uncollectible accounts.

The Company’s Response:

To clarify our response to comment fifteen of the Commission’s letter dated December 13, 2010, our reference to risk of loss of the affiliated practices or contractual obligation to absorb losses of the affiliated practices is not in relation to changes in revenue and expense items and their potential impact on the calculation of our service fee, but rather losses at a legal entity level or shareholder level of the legal entity of the affiliated practices. This is discussed further in comment six below.

To clarify our response to comments one and two in the Commission’s letter of December 13, 2010 and the additional comment in the Commission’s letter of February 25, 2011, we would like to draw a distinction between risk of loss and service fee as it relates to patient accounts receivable of the affiliated practices.

The patient accounts receivable are owned by the affiliated practices, not us. While we have the right through the service agreement to purchase an affiliated practice’s receivables on a recourse basis, we have never exercised this right. Accordingly, we do not assume the responsibility or risk of loss for uncollectable accounts. Our use of “any” in our suggested disclosure may have created or may potentially create confusion between risk of ownership and calculation of service fee.

We have disclosed historically under the heading “Service Agreements and Affiliation Structure” in our Forms 10-K that the service fee with many of our affiliated practices is based on a formula of patient revenue less operating expense of the dental facilities, and therefore expense items incurred at the dental facilities affect our service fee. The write-off of a patient receivable balance, though, is not recorded against patient revenue but rather is applied against an allowance for doubtful accounts, which has been estimated on an accrual basis based on collection and write-off trends and aging profiles of an affiliated practice’s patient accounts receivable. The allowance for doubtful accounts is an estimate subject to change.

The historical purpose of our disclosure of Valuation of Accounts Receivable has been to highlight that (i) the valuation of our accounts receivable with the affiliated practices is dependent upon the economic viability of the affiliated practices, with their patient accounts receivable typically being one of their largest assets, and (ii) we do not carry a reserve against our accounts receivable with the affiliated practices because their accrual-based patient revenue and patient accounts receivable are recognized at net realizable value. Accordingly, our service fee and accounts receivable with the affiliated practices are recognized at net realizable value.

In our response to question three above, we have revised our proposed disclosure to clarify billing, collections and doubtful accounts to delete the word “any” before “risk of loss for uncollectible accounts” so as to eliminate any potential confusion between ownership of accounts receivable and calculation of our service fee.

6.	We note in your response to comment 15 of our letter dated December 13, 2010 that you have determined the following:

•

the affiliated practices may be variable interest entities, but you are not the primary beneficiary and therefore are not required to consolidate the financial statements of the affiliated practices with your financial statements.

•	However, you have the ability to direct the activities of the affiliated practices that most significantly impact the entity’s economic performance.

•

We note that a joint policy board with equal number of representatives designated by you and the affiliated practice is responsible for review and approval of long-term strategic and short term operational plans, annual capital and operating plans, renovation and expansion plans and capital equipment expenditures with respect to the dental facilities, advertising and marketing services and staffing plans. The joint board also makes recommendations with respect to patient fee schedules and contractual relationships with dental benefit providers.

•

Please provide us with a more robust analysis of all factors you considered that both support and counter your conclusion that you are not deemed to have a controlling financial interest in the variable interest entities and, thus, are the primary beneficiary. In this regard, the analysis should discuss how you considered each significant term of your underlying affiliate agreements to arrive at your conclusion.

The Company’s Response:

We wish to clarify statements in the second and fourth bullet points of comment 6. For the reasons discussed below, we have determined that we do not have the ability to direct the activities of the doctor owned professional companies (“affiliated practices”) that most significantly impact the entity’s economic performance and we have concluded that we are not the primary beneficiary of these variable interest entities.

Pursuant to authoritative guidance under ASU 2009-17, we have determined that the affiliated practices may be variable interest entities (“VIEs”). With respect to the service fees we receive from the affiliated practices under the service agreements, other than those instances in which we receive a fixed fee for our services, we have determined that we have a variable interest in what may be a VIE. As described more fully below, we have determined that we do not have the power to direct the activities of the affiliated practice that most significantly affect the affiliated practice’s economic performance, and we have therefore concluded that we do not have a controlling financial interest in a VIE and are therefore not the primary beneficiary of a VIE. Our analysis included an assessment of the characteristics of our variable interest and other involvements in the affiliated practice, as well as the involvement of other variable interest holders. Additionally, we considered the affiliated practice’s purpose and design, including the risks that the affiliated practice was designed to create and pass through to its variable interest holders. We do not own an equity interest in any of the affiliated practices. Our variable interest in the affiliated practice is the fee we receive pursuant to the service agreement we enter into with the affiliated practice for the provision of management services to the affiliated practice.

The primary purpose of an affiliated practice is to earn a profit from the business of providing dental care to patients. The affiliated practice enters into a service agreement with us whereby we provide the dental facilities, support staff, non-clinical administration and management services to the affiliated practice which allows the doctor-owners of the affiliated practice (the other variable interest holders in the VIE) to focus on the clinical matters of the practice and those activities that significantly affect the economic performance of the practice. Pursuant to the service agreement we have entered into with all but one of our affiliated practices, a policy board is created that is responsible for developing and implementing management and administrative policies for the overall operation of the dental facilities. However, as will be discussed in more detail below, the policy board’s authority is limited by specific provisions of the service agreement that give the affiliated practice sole authority over matters that most significantly affect its economic performance. We designate half of the members of the policy board and the affiliated practice designates half of the members of the policy board. Under the one service agreement in which no policy board is created, the decisions discussed below which require action by the policy board instead require the consent of both parties – us and the affiliated practice, but the affiliated practice continues to have sole authority over matters that most significantly affect its economic performance.

Authoritative guidance provides that an enterprise shall be deemed to have a controlling financial interest in a variable interest entity if it has both of the following characteristics:

(a) The power to direct the activities of a VIE that most significantly affect the entity’s economic performance. An enterprise must identify which activities most significantly affect the entity’s economic performance and determine whether it has the power to direct those activities. An enterprise does not have to exercise its power in order to have the power to direct the activities of an entity; and

(b) The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) above, only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly affect the VIE’s economic performance.

Authoritative guidance provides that if a reporting entity determines that power is, in fact, shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly affect the VIE’s economic performance, then no party is the primary beneficiary. Power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly affect the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power.

Based upon our assessment of the affiliated practices, we believe that operating risk, including sales volume risk, price risk and other operating cost risk, is the risk that will have the most significant effect on the affiliated practice’s economic performance. The activities that most significantly affect the affiliated practice’s economic performance are with respect to patient revenue; expenses, including those attributable to dentist compensation and benefits; and collection policies. We have discussed each of these activities in further detail below and have included our conclusion regarding whether we have the power to control that activity:

Patient Revenue. The economic performance of the affiliated practice is determined by the patient revenue generated by the doctors and hygienists (under the supervision of the doctors) of the affiliated practice. Pursuant to each of our service agreements, the doctors control all of the key decisions that affect patient revenue. We considered the provisions of our service agreements in determining whether we had the power to control decisions that affect patient revenue:

(a) The affiliated practice retains the number of dentists that the affiliated practice determines are necessary and appropriate to provide dental care to reasonably meet the demand therefor, and is solely responsible for recruiting, hiring and terminating of dentists.

(b) The affiliated practice develops patient scheduling guidelines, which are then implemented by us. We do not have the contractual right to require a dentist or hygienist to see any particular patient.

(c) The affiliated practice is responsible for scheduling dentist and non-dentist dental care personnel coverage of all dental procedures.

(d) The affiliated practice has sole responsibility, authority and control over the practice of dentistry and the provision of dental care in the facilities.

(e) As a part of the annual operating budget, in consultation with the affiliated practice and us, the policy board reviews and makes recommendations concerning the fee schedules for all dental and ancillary services rendered by the affiliated practice; however, the service agreement explicitly provides that the decisions regarding the fee schedules, as well as related pricing, credit, warranty and refund policies, shall be made solely by the owner dentists of the affiliated practice.

(f) Decisions regarding the establishment or maintenance of contractual relationships between affiliated practices and outside or institutional dental care providers and third-party payors are subject to the review and recommendations of the policy board. All discounted fee practices and schedules, including individual provider or specialty discount arrangements, preferred provider organization discounts and capitated fee arrangements are subject to the review and recommendations of the policy board; however, the service agreement provides that decisions regarding third-party payor contracting are determined solely by the owner dentists of the affiliated practice.

(g) The types and levels of dental care to be provided and methodologies and techniques for the provision of dental care, including without limitation the selection of a course of treatment for a patient, the procedures or materials to be used as part of such course of treatment, and the manner in which such course of treatment is carried out, is to be determined solely by the owner dentists of the affiliated practice.

(h) Advertising and marketing activities relating to the affiliated practice’s services are reviewed and approved by the policy board, but determined solely by the owner dentists of the affiliated practice.

(i) Hours of operation of the affiliated practice’s dental practice are determined solely by the owner dentists of the affiliated practice.

In assessing the provisions of the service agreement with respect to determinants of patient revenue of an affiliated practice’s business, we have concluded that the affiliated practice has the exclusive power to direct these activities.

Expenses. The economic performance of the affiliated practice is affected by the clinical and other expenses incurred in its business. We considered the provisions from our service agreements in determining whether we had the power to control decisions that affect the expenses of the affiliated practice:

(a) The doctors control the decisions that result in expenses being incurred by the affiliated practice as a direct result of the dental care of the patients. The types and levels of dental care to be provided and methodologies and techniques for the provision of dental care, including without limitation the selection of a course of treatment for a patient, the procedures or materials to be used as part of such course of treatment and the manner in which such course of treatment is carried out, is to be determined solely by the owner dentists of the affiliated practice.

(b) The affiliated practice is responsible for determining and paying the compensation and benefits, as applicable, for all dentists and for withholding all sums for income tax, unemployment insurance, Social Security, or any other withholding required by applicable law. We may, on behalf of the affiliated practice, administer the compensation and benefits with respect to such individuals in accordance with the written agreement or contract between the affiliated practice and each dentist.

(c) The affiliated practice determines what dental equipment is reasonably required for the provision of dental care to its patients.

(d) Each affiliated practice decides which dental laboratories it utilizes.

(e) The policy board reviews and approves personnel manpower plans for the affiliated practice and clinic-level support personnel developed by us.

In assessing the provisions of the service agreement with respect to expenses incurred in the operation of the affiliated practice’s business, we have concluded that the affiliated practice has the exclusive power to direct the most significant activities that result in expenses to the affiliated practice, including expenses related to dental care of patients and the compensation and benefits of the dentists. Personnel manpower plans are reviewed and approved by the policy board, which supports a determination that the power to control this activity is shared, since we and the affiliated practice designate an equal number of representatives to the policy board.

Collection Policies. The economic performance of the affiliated practice is affected by the collection policies and practices of the affiliated practice. Pursuant to each of our service agreements, we assist the affiliated practice with the establishment and maintenance of credit, billing and collection policies and procedures. On behalf of the affiliated practice, and pursuant to the policies approved by the affiliated practice, we bill and collect the patient accounts for the affiliated practice. In assessing the provisions of the service agreement with respect to billing and collection of patient accounts of the affiliated practice, we have concluded that the affiliated practice has the power to control these activities.

We do not believe the following activities are those which most significantly affect the affiliated practice’s economic performance, and therefore we do not believe they are necessary for our analysis of whether we are the primary beneficiary of the affiliated practice. However, in response to your comment, we have included our analysis and conclusion regarding whether we have the power to control the long-term strategic and short-term operational plans of the affiliated practice; the annual capital and operating plans; renovation and expansion plans and capital equipment expenditures with respect to the dental facilities:

Long-term Strategic and Short-Term Operational Plans. We develop, and the policy board reviews and approves, the long-term strategic and short-term operational goals, objectives and plans of the affiliated practice and of the MSO. We have concluded that the power to control these activities is shared, since these goals, objectives and plans are approved by the policy board and we and the affiliated practice designate an equal number of representatives to the policy board.

Annual Capital and Operating Plans. All annual capital and operating budgets of the affiliated practice are prepared by us in consultation with and based on information provided by the affiliated practice and are then subject to the review, comment and approval of the policy board, and finally, are subject to our review, comment and approval. The purpose for these budgets and the approval process is to provide us with the ability to provide monitoring and related services to the affiliated practice. Although the annual capital and operating budgets are subject to policy board and our approval, the budgets do not constrain the activities of the affiliated practice during the year, and therefore we do not believe that this activity significantly affects the affiliated practice’s economic performance.

Renovation and Expansion Plans. Any renovation and expansion plans and capital equipment expenditures with respect to our dental facilities that are used by the affiliated practice must be reviewed and approved by the policy board and must be based upon economic feasibility, dentist support, productivity, and then-current market conditions. We have concluded that a determination regarding who has the power to control this activity is not necessary to a determination of whether we are a primary beneficiary of the affiliated practice because these expenditures and decisions relate to our funds and our assets. Notwithstanding this conclusion, these plans and expenditures must be approved by the policy board and we and the affiliated practice designate an equal number of representatives to the policy board, and therefore if this activity were to be considered in the analysis, we would have concluded that the power to control these activities is shared.

Capital Expenditures. The policy board determines the priority of major capital expenditures, subject to our approval. Our approval is necessary because capital expenditures subject to this provision of the service agreement relate to our investment of our funds in assets and facilities that we own. Although the policy board, subject to our approval, determines the priority of major capital expenditures, our decisions with respect to our investment in our assets and facilities do not significantly impact the affiliated practice’s economic performance since pursuant to the terms of the service agreement, we are required to do the following: (i) provide clinic facilities that are approved by the policy board which must take into consideration the professional concerns of the affiliated practice; (ii) repair and maintain the facilities; (iii) provide all such dental equipment as is reasonably required by the affiliated practice (with the affiliated practice having final authority in all dental equipment selections); (iv) repair, maintain and replace (as reasonably necessary) all equipment; and (v) provide all needed working capital and capital expenditures included in the current budget or otherwise approved by the policy board.

Based upon the analysis above, we have determined that we do not have the power to direct the activities of the affiliated practice that most significantly affect the affiliated practice’s economic performance. We have therefore concluded that we do not have a controlling financial interest in the affiliated practice and are not the primary beneficiary of the affiliated practice. We have concluded that the affiliated practice has the exclusive power to direct substantially all of these activities. Although certain of the activities discussed above contractually require review, recommendations or approval of the policy board prior to a determination by the affiliated practice, those decisions at best support a determination that the power to control those activities is shared, since we and the affiliated practice designate an equal number of representatives to the Policy Board.

We have also analyzed our service agreements with the affiliated practices and have determined that we have no contractual obligation to absorb any losses of the affiliated practice or bear their financial obligations. The owners of the affiliated practices have the obligation to absorb the losses of the affiliated practices and have sole discretion over the use and distribution of their gains.

(10) Pending Shareholder Litigation Settlement, page 70

7.	We note your response to comment 17 of our letter dated December 13, 2010. We further note in the footnotes to your September 30, 2010 financial statements that no claim reimbursements have been distributed from the settlement fund subsequent to the April 9, 2010 Court order (Note 10, page 13). Please further explain to us the basis for your conclusion to recognize a gain contingency for the expected insurance proceeds under ASC 450-30-05. Also tell us the amount of claim reimbursements that have been distributed from the settlement fund to-date. To the extent that the entire $6 million has not yet been distributed, please advise us of the following:

a.	describe to us how the settlement fund will be distributed in accordance with the Courts order;

b.	explain to us why the $6 million settlement fund has not yet been distributed given the Court order dated April 9, 2010; and

c.	tell us when you reasonably expect to distribute the entire $6 million from the settlement fund.

The Company’s Response:

At the time that we recognized an insurance recovery for the insurance proceeds, there was a very high certainty regarding the likelihood of realization of the $6,000,000 based on the following: (i) the settlement had been negotiated and agreed to by legal counsel representing the plaintiff class, our insurance carrier that issued our Directors, Officers and Corporate Liability Insurance Policy, our legal counsel and us; (ii) the parties had executed necessary settlement agreements to effect the settlement, including documents to disclose and effect the disbursement of funds to stockholders who accepted the settlement; and (iii) our insurance carrier had deposited the funds into an account not controlled by us.

Our insurance carrier paid $6,000,000 into the settlement fund on January 14, 2010 pursuant to the terms of the Class Action Settlement Agreement (the “Settlement”). We have no further obligation or role with respect to the management or distribution of the settlement fund. Plaintiffs’ class counsel selected Administar Service Group, LLC (“Administar”) to serve as Claims Administrator. In its April 9, 2010 Final Order approving the Settlement, the Court directed class counsel and Administar to administer settlement distributions according to the Settlement’s Plan of Allocation. Administar, accordingly, is responsible for managing the settlement fund, determining which claimants have submitted qualifying claims, and making distributions to qualifying claimants. Under the Settlement’s Plan of Allocation, final payment amounts to be made to qualifying claimants will be based in part on the final number of qualifying claims. As a result, Administar cannot calculate any qualifying claimant’s share of the settlement fund until all qualification determinations have been made. So, although the aggregate amount of our obligation is known, the amount to be distributed to each individual member of the class cannot be determined until qualification determinations have been made.

In response to the Commission’s request for additional information, we have no obligation with respect to or control over the disbursement of the settlement fund. Administar reports that no claim disbursements have been distributed from the settlement fund to date, but it does not foresee any issues that would delay its obtaining the approval it needs to begin making those distributions. Administar was not able to provide an estimate as to when the entire fund will be distributed.

Item 9A. Controls and Procedures, page 78

Disclosure Controls and Procedures, page 78

8.	We note in your proposed future disclosure in response to comment 18 of our letter dated December 13, 2010 that management concluded your disclosure controls and procedures (“DC&P”) were designed and are functioning effectively to provide reasonable assurance. Please confirm to us that your future disclosure will state clearly, if true, that your DC&P are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your DC&P are effective at that reasonable assurance level. Alternatively, remove the reasonable assurance level reference in your conclusion on the effectiveness of DC&P. Refer to Section II.F.4 of SEC Release No. 33-8238 for additional guidance.

The Company’s Response:

Our proposed future disclosure is as follows:

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of the end of the period covered by this report, were effective at that reasonable assurance level.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. If you have any questions, please do not hesitate to contact me at 781-224-0880.

Sincerely,

Gregory A. Serrao

Chairman, President

and Chief Executive Officer